January 11, 2006
Donald A. Walker, Jr.
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Walker:
This letter is in response to the additional comments you raised in your letter dated January 5, 2006 based on your review of Sovereign Bancorp’s Form 10-K for the Year Ended December 31, 2004. Below is each of your comments and Sovereign’s related responses.
Form 10 K for the year ended December 31, 2004
Other Assets, page 26
1.	We note your response to comment 2 of our letter dated December 8, 2005. Please tell us the following regarding your precious metals business:
•	the authoritative guidance your are following in recognizing consignment fees over the consignment period;

•	whether the Company retains the risk of loss until the end of the consignment period; and

•	what the consequences would be to each the Company and the customer in the event of loss or damage of the inventory during the consignment period
Sovereign Response
Sovereign’s consignment agreements with its customers indicate that a fee shall be calculated based on a fixed percentage (as defined in the consignment agreement) multiplied against the daily fair market value of the outstanding consigned inventory. These consignment fee agreements are typically short term in nature and range from 30-90 days. We bill and collect our consignment fee from our customers on a monthly basis and record these amounts in non-interest income. These monthly fees represent a fee earned from the customers based on the right to use the inventory during the consignment period. Collectibility of the receivables is monitored to ensure the amounts recorded are realizable. Sovereign has never had a material loss as a result of non-payment. We recognize these revenues on an accrual basis based on the revenue recognition guidance in Staff Accounting Bulletin (SAB) No. 104 and Financial Accounting Standard Board Concept Statement No. 5. Specifically, we note that that SAB No. 104 indicates that revenue generally is realized or realizable and earned when all of the following criteria are met:
1)	Persuasive evidence of an arrangement exists,

2)	Delivery has occurred or services have been rendered,

3)	The seller’s price to the buyer is fixed or determinable, and

4)	Collectibility is reasonably assured.

Donald A. Walker, Jr.
Securities and Exchange Commission
January 11, 2006

We have considered each of the above criteria with respect to the consignment agreement and believe that our agreements meet the four conditions based on the following:
•	Persuasive evidence of an arrangement exists — We have a binding contract with our customers that outlines the rights and obligations of both parties and specifies the compensation paid to Sovereign for its services

•	Delivery has occurred — The fee is earned by Sovereign under the terms of the contract over the period the consigned inventory is held by the customer

•	The seller’s price to the buyer is fixed or determinable — The consignment fee paid, as discussed above, is fixed and determinable as earned. The arrangement does not provide for any adjustment to the fee or forgiveness of amounts due.

•	Collectibility is reasonably assured — Payments are due monthly and management monitors the financial condition of its customers to ensure collectibility is reasonably assured.
We further note that FASB Concept Statement No. 5, paragraph 84(d) indicates that “If services are rendered or rights to use assets extend continuously over time (for example, interest or rent), reliable measures based on contractual prices established in advance are commonly available, that revenues may be recognized as earned as time passes.”
Based on the guidance above, we have concluded that it is appropriate to recognize the consignment fee income over its related consignment period.
Title to consigned precious metals remains with Sovereign until we receive payment for the consigned precious metals. Upon each precious metal delivery to our customer, our customers bear the entire risk of loss, theft, damage or destruction of the consigned precious metal from any cause whatsoever. Our customers typically hold insurance to mitigate their risk in the event of losses or damage to the inventory during the consignment period.
2.	Please quantify the amount of fee income recognized during the years ended December 31, 2003, 2002, and 2001 respectively for your precious metals business.
Sovereign Response
Sovereign’s precious metals business generated pretax fee income of $16.2 million, $17.3 million, and $18.8 million for the years ended December 31, 2003, 2002, and 2001, respectively.

Donald A. Walker, Jr.
Securities and Exchange Commission
January 11, 2006

Note 21 — Derivative Instruments and Hedging Activities, page 77
3.	We note your response to comment 7 of our letter dated December 8, 2005. For each type of hedge for which you apply the short cut method for assessing hedge effectiveness, tell us in detail how you determined that each hedge met the specific conditions in paragraph 68 of SFAS 133 to qualify for such treatment
Sovereign Response
We apply the shortcut method for assessing hedge effectiveness for certain fair value hedges. At December 31, 2004 we had $1.1 billion of interest rate swaps that were hedging changes in fair value on term debt obligations and term brokered certificates of deposits where we apply the shortcut method to assess hedge effectiveness. The after tax unrealized loss on these swaps as of December 31, 2004 was $12.7 million.
Paragraph 68 of SFAS 133, indicates that an entity may assume no ineffectiveness in a hedging relationship of interest rate risk involving a recognized interest-bearing asset or liability and an interest rate swap (or a compound hedging instrument composed of an interest rate swap and a mirror-image call or put option as discussed in paragraph 68(d) below) if all of the applicable conditions prescribed in paragraph 68 are met. For each of our fair value hedges that qualified for the shortcut method, we performed a review of terms and conditions of the hedge and the hedged item and ensured that we met each condition in paragraph 68 of SFAS 133. This assessment was documented contemporaneously at the inception of each hedge transaction.
For instance, included in the $1.1 billion of interest rate swaps is $500 million of interest rate swaps hedging changes in the fair value of $500 million of fixed rate subordinated notes due in March, 2013. The after tax unrealized loss on these fair value hedges as of December 31, 2004 was $8.8 million. When the $500 million of interest swaps were executed to hedge changes in the fair value of the $500 million of fixed rate subordinated notes, we considered the above conditions in paragraph 68 of FASB Statement No. 133 and contemporaneously confirmed and documented the following:
•	the notional amount of the swaps ($500 million) matched the interest bearing liability ($500 million of subordinated notes) being hedged.

•	the fair value of the $500 million of interest rate swaps at inception was zero. Sovereign did not pay or receive at inception any proceeds when these swaps were executed (i.e. there were no financing elements incorporated into the interest rate swaps).

•	The formula for computing the net settlements for the $500 million of swaps is the same for each net settlement (i.e. the interest payment dates of the swap and the fixed rate notes are identical).

•	The subordinated notes are not subject to redemption prior to their maturity date of March 2013.

•	The index on which the variable leg of the swap is based (LIBOR) matches the benchmark interest rate designated as the interest rate risk being hedged for that hedging relationship.

•	The terms in the Subordinated notes and interest rate swaps are typical of those instruments and do not invalidate the assumption of no ineffectiveness.

Donald A. Walker, Jr.
Securities and Exchange Commission
January 11, 2006

•	The expiration date of the $500 million of swaps (March 2013) matches the maturity date of the subordinated notes.

•	There is no floor or cap on the variable interest rate of the swap.

•	The interval between repricings of the variable interest rate in the swap (3 months) is frequent enough to justify an assumption that the variable payment or receipt is at a market rate.
4.	We note your response to comment 7 of our letter dated December 8, 2005. Please tell us in detail how you measure effectiveness in applying the long-haul method for each of your fair value hedges where the shortcut method does not apply
Sovereign Response
The fair value hedges that do not qualify for the shortcut method relate to derivatives hedging our callable brokered certificates of deposit. Sovereign issues fixed rate brokered CD’s that have a call embedded within the CD that enable Sovereign to call the instrument at specified timeframes. These CD’s were issued through third party brokers, and were issued at a discount to the broker, who then issued them at face to retail customers. Sovereign amortizes the discount as an adjustment to interest expense over the contractual life of the CD. Contemporaneous with the CD issuance, Sovereign entered into an interest rate swap with a third party that had a written call feature embedded into the interest rate swap that was identical to the call feature embedded in the CD, and all of the other critical terms of the CD and swap match, including the fixed rate on the CD of the swap exactly equaling the interest payment on the CD. The combination of the callable CD and related interest rate swap was structured so that if the swap was called away from Sovereign by the counterparty, Sovereign would, in turn, call the CD from the holder. Each call would be done at par. Sovereign structured the interest rate swap to further mirror the CD, and therefore built an initial cash receipt into the instrument which offset the discount paid on the issuance CD. The fair value of the swap immediately before this initial cash payment was zero. There were no other financing elements embedded in the swap. The counterparty to the swap was an unrelated party and not the broker through which the CD’s were placed.
The Company concluded that it did not qualify for the “shortcut” method as prescribed by FAS 133, as the hedging instrument failed to satisfy condition in para. 68. 3. of FAS 133 — that is, the formula for computing net settlements under the interest rate swap was not the same for each net settlement due to the initial cash payment. Because these swaps did not qualify for the shortcut method, we were required to assess the potential sources of ineffectiveness on a quarterly basis.
We evaluated the potential sources of ineffectiveness that could occur on these hedges. We determined that ineffectiveness could occur from:
i)	changes to counterparty credit risk,

ii)	changes to the terms of either the swap or the CD so that they no longer matched each other, or

iii)	the time value of money effect on the floating leg of the swap (since the fixed leg of the swap and the coupon on the CD exactly matched).

Donald A. Walker, Jr.
Securities and Exchange Commission
January 11, 2006

Of these three potential sources of ineffectiveness, we concluded that counterparty credit risk and changes to the terms were the only realistic sources that could potentially cause a material amount of ineffectiveness. We believe that any deterioration in credit risk of the counterparty to the swap or any changes in the terms of the instruments could be of such significance that we could lose the ability to apply hedge accounting altogether, or at least cause a significant amount of ineffectiveness while still preserving hedge accounting.
Lastly, because all of the critical terms of the derivatives and the CD’s exactly matched, it was possible to easily determine that the time value of money effect on the floating leg of the swaps could never, in any interest rate scenario, cause more than an inconsequential amount of ineffectiveness.
Method for Assessing Ineffectiveness
In evaluating the appropriateness of our evaluation method, we note that FAS 133 does not require using a quantitative method for evaluating ineffectiveness under the long haul method. Paragraph 62 indicates:
FAS 133, Para 62 — “This Statement does not specify a single method for either assessing whether a hedge is expected to be highly effective or measuring hedge ineffectiveness. The appropriateness of a given method of assessing hedge effectiveness can depend on the nature of the risk being hedged and the type of hedging instrument used. Ordinarily, however, an entity should assess effectiveness for similar hedges in a similar manner.”
Although the “shortcut method” allows for evaluation of counterparty credit risk only at the inception of the contract (DIG Issue G-10), and not throughout the contract, all other ineffectiveness assessment methods (“long-haul” methods) require an evaluation of counterparty credit risk each quarter. Similarly, the shortcut method does not require an ongoing analysis of whether all of the terms of the derivative and hedged item match, however all other methods require such quarterly evaluation.
Therefore, we applied a long-haul method that focused on those potential sources of ineffectiveness that we concluded could cause a material amount of ineffectiveness. Our assessment of hedge ineffectiveness each quarter includes the following:
1.	Review the terms of each hedging relationship and ensure that there has been no change in the terms of the callable CD or related interest rate swap

2.	Review of the counterparties to the derivative contract for any deterioration in the counterparty’s credit risk.
We documented our evaluation each quarter. In all of our quarterly evaluations, there has been no deterioration to counterparty credit risk or changes to the terms of the swap or the callable CD’s. Accordingly, the only hedge ineffectiveness was the time value of money effect on the floating leg of the swap (since the fixed leg of the swap and the coupon on the CD exactly matched) which was immaterial.

Donald A. Walker, Jr.
Securities and Exchange Commission
January 11, 2006

5.	We note your response to comment 7 of our letter dated December 8, 2005. You state that swaps hedging term brokered certificates of deposit have a fair value of zero at inception. Please tell us how you considered any fees paid and/or any discounts/premiums on these certificates of deposit in your analysis. Please tell us whether your swaps are obtained from parties independent of the broker and its affiliates,
Sovereign Response
At December 31, 2004 we had $0.4 billion of fair value interest rate swaps that were hedging changes in fair value on non-callable term brokered certificates of deposits (CDs) where we apply the shortcut method to assess hedge effectiveness. The after-tax unrealized loss on these swaps as of December 31, 2004 was a $0.2 million.
Sovereign does not pay or receive any fees in connection with the non-callable term brokered CDs. Rather, the term brokered CDs are typically issued through the brokers at a discount who in turn issues them to the retail community at face value. Sovereign amortizes the discount over the term of the CD using the effective interest rate method. When assessing the hedge effectiveness of the swaps that are hedging changes the fair value of the term brokered CDs, we considered all of the conditions in paragraph 68 of Statement No. 133 and concluded that these swaps qualified for the shortcut method of assessing hedge effectiveness. We do not believe that the discount affects this conclusion as the notional amount of the swap matches the principal amount of the term brokered CDs.
The swaps that are hedging the term brokered certificates of deposit have been obtained from parties independent of the broker and its affiliates.
* * * * * * * *
In connection with responding to your comments, we acknowledge the following:
•	Sovereign is responsible for the adequacy and accuracy of the disclosures in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and

•	Sovereign may not assert SEC staff comments as a defense in a legal proceeding initiated by the Commission or any person under the Federal securities laws of the United Stares
Sincerely
Mark R. McCollom
Chief Financial Officer